Exhibit 99.4

NEWS RELEASE

For information contact:

Kevin B. Habicht

Chief Financial Officer

(407) 265-7348

FOR IMMEDIATE RELEASE

June 17, 2013

NATIONAL RETAIL PROPERTIES, INC.

ANNOUNCES EXPIRATION AND RESULTS OF PUT OPTION

FOR 5.125% CONVERTIBLE SENIOR NOTES

ORLANDO, Fla., June 17, 2013 – National Retail Properties, Inc. (NYSE: NNN) (the “Company”) today announced the expiration of the option of the holders of its outstanding 5.125% Convertible Senior Notes due 2028 (the “Notes”) to require the Company to purchase all or a portion of their Notes at par pursuant to the terms of the Notes and the indenture governing the Notes (the “Put Option”). Under the terms of the Put Option, holders of the Notes had the opportunity to surrender the Notes for purchase prior to or at 5:00 p.m., New York City time, on June 10, 2013, and had the opportunity to withdraw any Notes previously surrendered for purchase at any time prior to 10:00 a.m., New York City time, on June 14, 2013 (the “Withdrawal Date”).

As of the Withdrawal Date, none of the Notes were validly surrendered and not validly withdrawn, and therefore none of the Notes will be purchased by the Company pursuant to the Put Option. Approximately $222.9 million aggregate principal amount of the Notes remains outstanding, and the terms and other provisions of the indenture governing the Notes will remain unchanged.

This press release shall not constitute an offer to purchase or a solicitation of an offer to sell any securities, including the Notes. The offer to purchase the Notes was made only pursuant to the Issuer Put Right Notice dated May 9, 2013, and related documents which set forth the complete terms and conditions of the Put Option.

National Retail Properties invests primarily in high-quality retail properties subject generally to long-term, net leases. As of March 31, 2013, the Company owned 1,636 Investment Properties in 47 states with a gross leasable area of approximately 19.3 million square feet. For more information on the company, visit www.nnnreit.com.

Statements in this press release that are not strictly historical are “forward-looking” statements. Forward-looking statements involve known and unknown risks, which may cause the Company’s actual future results to differ materially from expected results. These risks include, among others, general economic conditions, local real estate conditions, changes in interest rates, increases in operating costs, the preferences and financial condition of our tenants, the availability of capital, risks related to our status as a REIT, and the profitability of the Company’s taxable subsidiary. Additional information concerning these and other factors that could cause actual results to differ materially from those forward-looking statements is contained from time to time in the Company’s Securities and Exchange Commission (“SEC”) filings, including, but not limited to, the Company’s Annual Report on Form 10-K, as amended. Copies of each filing may be obtained from the Company or the SEC. Such forward-looking statements should be regarded solely as reflections of the Company’s current operating plans and estimates. Actual operating results may differ materially from what is expressed or forecast in this press release. National Retail Properties undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date these statements were made.

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